Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the foregoing Registration Statement on Form S-8 of Perfect Moment Ltd. pertaining to the Perfect Moment Ltd. 2021 Equity Incentive Plan and the Perfect Moment Ltd. Enterprise Management Incentive Share Option Agreement with Negin Yeganegy, of our report dated August 4, 2023, relating to the consolidated financial statements of Perfect Moment Ltd. as of March 31, 2023 and 2022 and for the years then ended (which report includes an explanatory paragraph relating to substantial doubt about Perfect Moment Ltd.’s ability to continue as a going concern), which appears in the prospectus dated February 7, 2024 filed by Perfect Moment Ltd. pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (No. 333-274913).

/s/ Weinberg & Company

Los Angeles, California

February 23, 2024